UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-7626
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 AND REPORTS OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
Milwaukee, WI
We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Sensient Technologies Corporation Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ VIRCHOW, KRAUSE & COMPANY, LLP
Milwaukee, Wisconsin
May 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
Milwaukee, Wisconsin
We have audited the accompanying statement of net assets available for benefits of the Sensient Technologies Corporation Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
May 13, 2005

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

Investments at fair value:
Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$78,901,566	$78,803,303

Participant Loans	4,008,924	3,651,113

Total investments	82,910,490	82,454,416

Contributions receivable from Sensient Technologies Corporation	2,144,771	2,179,699

NET ASSETS AVAILABLE FOR BENEFITS	$85,055,261	$84,634,115

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Investment income:
Equity in net income of Sensient Technologies Corporation Master Defined Contribution Trust	$1,027,539	$9,347,861
Interest on Participant Loans	232,047	220,621

Contributions:
Participants	4,567,818	4,326,676
Sensient Technologies Corporation	2,147,768	2,179,995
Rollovers	345,349	241,833

Total additions	8,320,521	16,316,986

Withdrawals and distributions	(7,828,785)	(7,500,343)

Administrative expenses	(70,590)	(54,916)

Total deductions	(7,899,375)	(7,555,259)

Net increase	421,146	8,761,727

Net assets available for benefits:
Beginning of year	84,634,115	75,872,388

End of year	$85,055,261	$84,634,115

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note A — Accounting Policies:
The financial statements of the Sensient Technologies Corporation Savings Plan (the “Plan”) are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Assets of the Plan are stated at fair value.

Benefits are recorded when paid.

Certain administrative expenses incurred by the Plan are paid by Sensient Technologies Corporation (the “Company”) on behalf of the Plan or from Plan assets as determined by the Benefits Administrative Committee.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.
Note B — Description of the Plan:
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan. Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees can contribute up to the maximum amount of their eligible compensation prescribed by law. Employee contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who are employed with the Company at the end of each Plan year. All Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service. Company contributions made before January 1, 2003, must be invested in common stock of the Company until the participant reaches age 55 and has 10 years of service. Company contributions vest at 20% per year of credited service with the Company or upon termination due to death or disability. Company contributions made after January 1, 2006, will be fully vested. Company contributions to the Plan were $2,147,768 for the year ended December 31, 2005, which included non-cash contributions of Company stock of approximately $177,000. Company contributions to the Plan were $2,179,995 for the year ended December 31, 2004, which included non-cash contributions of Company stock of approximately $175,000.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $97,497 and $82,144 at December 31, 2005 and 2004, respectively.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note B — (continued):
Participants direct the investment of their account balance, from both participant and employer contributions, except certain prior Company contributions noted above, into various investment options offered by the Plan. The Plan currently offers eight mutual funds, two fixed income funds and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance. All hardship withdrawals require approval by the Benefits Administrative Committee. Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full at the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2005 and 2004 ranged from 5.50% to 11.00%.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.
Note C — Sensient Technologies Corporation Master Defined Contribution Trust:
The Plan’s investments, except participant loans, are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”), along with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan and the Sensient Technologies Corporation Transition Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note C — (continued):
The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2005 and 2004 is as follows:

	2005	2004
Sensient Technologies Corporation common stock*	$42,828,560	$58,649,892
Fixed income funds	15,457,754	16,433,881
Mutual funds	54,591,197	49,032,445

Net assets in Master Trust	$112,877,511	$124,116,218

Plan’s investment in Master Trust	$78,901,566	$78,803,303

Plan’s investment in Master Trust as a percent of total	69.90%	63.49%

*	Party-in-interest
The net (loss) income of the Master Trust for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Dividends on Sensient Technologies Corporation common stock*	$1,373,650	$1,471,910
Interest and other dividends	1,669,736	1,420,463
Net appreciation of investments based on quoted market prices	(10,358,401)	14,536,371

Net (loss) income of Master Trust	$(7,315,015)	$17,428,744

Plan’s equity in net income of the Master Trust	$1,027,539	$9,347,861

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note C — (continued):
During the years ended December 31, 2005 and 2004, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2005	2004
Sensient Technologies Corporation common stock*	$(14,656,161)	$10,519,625
Mutual Funds	4,297,760	4,016,746

Net appreciation in fair value of investments - Master Trust	$(10,358,401)	$14,536,371

*	Party-in-interest
Note D — Non-participant Directed Investments:
The non-participant directed investments of the Plan held by the Master Trust, are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2005	2004
Net Assets:
Sensient Technologies Corporation common stock*	$12,352,390	$16,950,604

Non-participant directed net assets	$12,352,390	$16,950,604

	2005	2004
Changes in non-participant directed net assets:
Contributions	$(26,780)	$(25,257)
Dividends	433,539	457,156
Net appreciation (depreciation)	(3,732,944)	2,779,538
Withdrawals and distributions	(1,268,767)	(1,438,254)
Other	(3,262)	(3,028)

	$(4,598,214)	$1,770,155

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note E — Income Tax Status:
The Plan obtained its latest determination letter on December 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, qualifies under Section 401 of the Internal Revenue Code, as amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust continues to be tax-exempt as of December 31, 2005. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Note F — Benefits Payable:
As of December 31, 2005 and 2004, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.
Note G — Parties-in-Interest:
Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets and, therefore, some transactions qualify as party-in-interest transactions. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.
Note H — Investments
The following presents the Plan’s portion of investments that represent 5 percent or more of the Plan’s net assets in the Master Trust:

	2005	2004
M&I Fixed Income	$10,098,668	$10,237,437
Sensient Stock Fund	15,273,049	20,654,336
FID Growth Company	20,097,039	18,573,376
FID OTC Portfolio	7,474,814	7,549,575
FID Balanced	9,297,418	8,269,913

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2005	EIN 39-0561070

		(c)		(e)
	(b)	Description of	(d)	Current
(a)	Identity of Issuer	Investment	Cost	Value
*	Sensient Technologies Corporation Master Defined Contribution Trust	78,909,172 shares	$70,882,764	$78,901,566

*	Participant Loans	Interest rates range from 5.5% to 11%	0	4,008,924

	Total investments (Held at End of Year)		$70,882,764	$82,910,490

*Party-in-interest

SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 28, 2006	By:	/s/ John L. Hammond

	Name:	John L. Hammond
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm